Exhibit 99.1

VIA optronics Reports Unaudited Fourth Quarter and Full Year 2020 Results

Total Q4 2020 revenue rose 22.5% year over year

Gross profit margin increased 800 basis points year over year in 2020

Nuremberg, Germany and New York, NY: March 11, 2021 - VIA optronics AG (NYSE: VIAO) (“VIA”), a leading supplier of enhanced display solutions, today announced financial results for the fourth quarter and full year 2020 ending December 31, 2020. The results have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

“We are pleased to end the year on a strong note and deliver double digit revenue growth,” said Jürgen Eichner, CEO & Founder of VIA. “During 2020, we made substantial progress on increasing our sales to automotive and industrial customers, which grew 77% and 23%, respectively, in the fourth quarter and represented 71% of total Display Solutions revenue. At the same time, we enhanced our visibility through new contract wins that extend out over several years while driving gross margin expansion. Looking ahead, to take advantage of increasing opportunities in the high growth auto and industrial end-markets we intend to invest in research and development as well as extending our sales organization. We believe that the quality of our growing pipeline combined with the improved visibility positions us well for continued growth in 2021 and beyond.”

Fourth Quarter 2020 Financial Summary

•	Total revenue of €44.1 million, or an increase of 22.5%, compared to €36.0 million in the fourth quarter of 2019.
o	Display Solutions revenue of €37.9 million, or an increase of 27.6%, compared to €29.7 million in the fourth quarter of 2019.
o	Sensor Technologies revenue of €6.2 million, flat as compared to €6.3 million in the fourth quarter of 2019.
•	Gross profit margin in the fourth quarter of 2020 of 16.6% compared to 6.9% in the fourth quarter of 2019.
o	Display Solutions gross profit margin of 15.3% compared to 2.7% in the fourth quarter of 2019.
o	Sensor Technologies gross profit margin of 24.2% compared to 27.0% in the fourth quarter of 2019.
•	Operating loss of €2.9 million, almost flat compared to an operating loss of €3.0 in the fourth quarter 2019.
•	Net loss of €4.1 million, or loss of €0.92 per basic and diluted share, compared to net profit of €1.4 million, or profit of €0.47 per basic and diluted share, in the third quarter of 2020.
•	EBITDA of €(1.2) million in the fourth quarter of 2020 compared to EBITDA of €(1.1) million in the fourth quarter of 2019.
o	Display Solutions EBITDA of €(2.3) million compared to EBITDA of €(2.1) million in the fourth quarter of 2019.
o	Sensor Technologies EBITDA of €1.1 million compared to an EBITDA of €1.0 million in the fourth quarter of 2019.

Financial Year 2020 Financial Summary

•	Total revenue of €152.6 million, or an increase of 11.2%, compared to €137.2 million in 2019.
o	Display Solutions revenue of €127.1 million, or an increase of 12.2%, compared to €113.3 million in 2019.
o	Sensor Technologies revenue of €25.5 million, or an increase of 6.7%, compared to €23.9 million in 2019.
•	Gross profit margin in 2020 of 15.3% compared to 7.3% in 2019.
o	Display Solutions gross profit margin of 14.5% compared to 10.6% in 2019.
o	Sensor Technologies gross profit margin of 19.2% compared to (8.4)% in 2019.
•	Operating loss of €0.8 million compared to an operating loss of €11.0 million in 2019.
•	Net loss of €3.6 million, or loss of €1.06 per basic and diluted share, compared to net profit of €0.5 million, or profit of €0.17 per basic and diluted share in nine months ended September 30, 2020.
•	EBITDA of €6.2 million in 2020 compared to EBITDA of €(4.5) million in 2019.
o	Display Solutions EBITDA of €1.2 million compared to EBITDA of €(2.7) million in 2019.
o	Sensor Technologies EBITDA of €5.0million compared to EBITDA of €(1.8) million in 2019.

For information regarding the non-IFRS financial measures discussed in this release, please see "Non-IFRS Financial Measures" and a reconciliation of IFRS to non-IFRS financial measures from EBITDA to operating income (loss) in the Segment Information section below.

“In the fourth quarter, we delivered strong revenue growth that exceeded our expectations, driven by a strong performance in our display solutions segment, despite a challenging COVID-19 operating environment,” said Daniel Jürgens, CFO of VIA. “Moreover, we improved our gross margins by nearly ten percentage points as a result of the strong growth in our auto and industrial end markets.”

Outlook

For the first quarter of 2021, VIA expects to achieve total revenue of €36 million to €38 million. For the full year 2021, the Company expects to achieve year over year revenue growth of at least 20% compared to 2020. These projections reflect continued uncertainty related to the ongoing impacts from COVID-19 as well as the global semiconductor shortage. These forward-looking statements are based on current expectations and actual results may differ materially. Please refer to the note below on the forward-looking statements and the risks involved with such statements. VIA optronics disclaims any obligation to update these forward-looking statements.

Conference Call

VIA will host a conference call to discuss its results and will provide a corporate update at 2:30 p.m. Central European Time / 8:30 a.m. Eastern Time the today. The live webcast of the call can be accessed at the VIA Investor Relations website at https://investors.via-optronics.com, along with the company's earnings press release. The dial-in numbers for the call are +1 631-302-6547 (USA), +44 203-059-8128 (UK), or +49 695-660-36000 (Germany). Please ask to be connected to the VIA optronics AG call. An archived version of the webcast will be available on the VIA Investor Relations website for 90 days.

About VIA:

VIA is a leading provider of enhanced display solutions for multiple end-markets in which superior functionality or durability is a critical differentiating factor. Its customizable technology is well-suited for high-end markets with unique specifications as well as demanding environments that pose technical and optical challenges for displays, such as bright ambient light, vibration and shock, extreme temperatures and condensation. VIA’s interactive display systems combine system design, interactive displays, software functionality, cameras and other hardware components. VIA’s intellectual property portfolio, process know-how, and optical bonding and metal mesh touch sensor and camera module technologies provide enhanced display solutions that are built to meet the specific needs of its customers.

Forward-Looking Statements

Statements in this press release about future expectations, plans and prospects, as well as any other statements regarding matters that are not historical facts, may constitute “forward-looking statements.” These statements include, but are not limited to, statements relating to the expected trading commencement and closing dates. The words, without limitation, “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these or similar identifying words. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including: our ability to meet customers' requirements for quality and performance or their demands as to timing or quantity; our dependence upon sales to certain customers and material fluctuation in purchase volumes period on period; our dependence upon our relationships with our strategic partners; our ability to develop new products and win business, to convert project wins into revenue and to manage our costs during the product development cycle; the impact of the ongoing COVID-19 pandemic; our ability to adapt to risks inherent in doing business on a global level and in particular in China, including tariffs, trade wars, pandemics (such as COVID-19), economic and geopolitical instability and changes in regulatory requirements; the length of the product development cycle for our OEM, Tier-1 Supplier, and other customers; our dependence upon the commercial success of our customers' products; our dependence upon a limited number of suppliers for a number of our raw materials and equipment, including the silicone material used in VIA bond plus; delays in the production of our direct customers' product offerings, including due to performance issues with, or supply shortages of, component parts unrelated to our solutions; volatility in the prices or availability of certain components and raw materials used in our business; our ability to protect our know how, trade secrets and other intellectual property; our ability to manage the expansion of our operations effectively; our ability to attract and retain key management or other key personnel; our ability to raise additional capital on attractive terms, or at all, if needed; and the other risks indicated in VIA's filings with the Securities and Exchange Commission ("SEC"), especially the Registration Statement on Form F-1 filed with the SEC on September 22, 2020 (which was declared effective by the SEC on September 24, 2020). Any forward-looking statements contained in this press release are based on the current expectations of VIA’s management team and speak only as of the date hereof, and VIA specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Non-IFRS Financial Measures

Our management and supervisory boards utilize both IFRS and non-IFRS measures in a number of ways, including to facilitate the determination of our allocation of resources, to measure our performance against budgeted and forecasted financial plans and to establish and measure a portion of management's compensation.

The non-IFRS measures used by our management and supervisory boards include:

•	EBITDA, which we define as net profit (loss) calculated in accordance with IFRS before financial result, taxes, depreciation and amortization; for purposes of our EBITDA calculation, we define "financial result" to include financial result as calculated in accordance with IFRS and foreign exchange gains (losses) on intercompany indebtedness;

Our management and supervisory boards believe these non-IFRS measures are helpful tools in understanding certain aspects of our financial performance and are important supplemental measures of operating performance because they eliminate items that may have less bearing on our operating performance and highlight trends that may not otherwise be apparent when relying solely on IFRS financial measures. As an example, our acquisition of VTS in 2018 included acquisition-related costs, such as costs attributable to the consummation of the transaction and integration of VTS as a consolidated subsidiary (composed substantially of professional services fees, including legal, accounting and other consultants) and any transition compensation costs, and were not considered to be related to the continuing operation of VTS's business and are generally not relevant to assessing or estimating the long-term performance of VTS. We also believe that these non-IFRS measures are useful to investors and other users of our financial statements in evaluating our performance because these measures are the same measures used by our management and supervisory boards for these purposes.

Investor Relations:

The Blueshirt Group

Monica Gould

Monica@blueshirtgroup.com

212-871-3927

Lindsay Savarese

Lindsay@blueshirtgroup.com

212-331-8417

VIA optronics AG

Consolidated Statement of Financial Position

Millions of EUR	December 31, 2020	December 31, 2019
Assets

Non-current assets	21.5	25.0
Intangible assets	4.1	6.0
Property and equipment	16.8	18.6
Other financial assets	0.2	0.2
Deferred tax assets	0.4	0.2

Current assets	128.4	56.7
Inventories	17.3	14.5
Trade accounts receivables	26.4	25.2
Current tax assets	0.1	0.1
Other financial assets	0.0	0.0
Other non-financial assets	3.6	7.6
Cash and cash equivalents	81.0	9.3

Total assets	149.9	81.7

Equity and liabilities

Equity attributable to equity holders of the parent	77.6	0.9
Share capital	4.5	3.0
Subscribed capital	0.0	0.0
Capital reserve	83.4	4.2
(Accumulated Deficit) / Retained earnings	(9.9)	(6.3)
Currency translation reserve	(0.4)	(0.0)

Non-controlling interests	0.3	0.3

Total Equity	77.9	1.2

Non-current liabilities	9.3	12.4
Loans	1.6	2.8
Provisions	0.1	0.1
Lease liabilities	7.6	8.8
Deferred tax liabilities	-	0.7

Current liabilities	62.7	68.1
Loans	20.6	28.6
Trade accounts payable	30.6	24.1
Current tax liabilities	1.3	0.3
Provisions	0.6	2.0
Lease liabilities	1.6	3.2
Other financial liabilities	4.1	5.8
Other non-financial liabilities	3.9	4.1

Total equity and liabilities	149.9	81.7

VIA optronics AG

Consolidated Statements of Operations Data

	Three Months Ended December 31,		Twelve Months Ended December 31,
Millions of EUR	2020	2019	2020	2019
Revenue	44.1	36.0	152.6	137.2

Cost of sales	(36.8)	(33.5)	(129.3)	(127.2)

Gross profit	7.3	2.5	23.3	10.0

Selling expenses	(0.2)	(0.5)	(3.4)	(4.3)

General administrative expenses	(5.6)	(3.0)	(15.4)	(13.2)

Research and development expenses	(1.7)	(1.3)	(3.2)	(2.5)

Other operating income	2.0	0.1	5.0	2.4

Other operating expenses	(4.7)	(0.8)	(7.1)	(3.4)

Operating (loss)/income	(2.9)	(3.0)	(0.8)	(11.0)

Financial result	(0.4)	(0.5)	(1.4)	(1.6)

(Loss)/Profit before tax	(3.3)	(3.5)	(2.2)	(12.6)

VIA optronics AG
Earnings Per Share

EUR	Three Months Ended December 31, 2020	Three Months Ended September 30, 2020	Twelve Months Ended December 31, 2020	Nine Months Ended September 30, 2020
Income/(loss) after taxes from continuing operations (attributable to VIA optronics AG shareholders)	(4.1)	1.4	(3.6)	0.5
Weighted average of shares outstanding	4.515.278	3.068.681	3.398.330	3.022.894
Earnings/(loss) per share in EUR (basic and diluted)	(0.92)	0.47	(1.06)	0.17

VIA optronics AG
Segment Information

2020:

Twelve Months Ended December 31, 2020 Millions of EUR	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
External revenues	127.1	25.5	152.6	0.0	152.6

Inter-segment revenues	(0.0)	3.4	3.4	(3.4)	0.0

Total revenues	127.1	28.9	156.0	(3.4)	152.6

Gross profit	18.4	4.9	23.3	0.0	23.3

Operating income (loss)	(1.3)	0.5	(0.8)	0.0	(0.8)

Depreciation and amortization	2.5	4.5	7.0	0.0	7.0

EBITDA	1.2	5.0	6.2	0.0	6.2

Three Months Ended December 31, 2020 Millions of EUR	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
External revenues	37.9	6.2	44.1	0.0	44.1

Inter-segment revenues	(0.0)	1.1	1.1	(1.1)	0.0

Total revenues	37.9	7.3	45.2	(1.1)	44.1

Gross profit	5.8	1.5	7.3	0.0	7.3

Operating income (loss)	(3.0)	0.1	(2.9)	0.0	(2.9)

Depreciation and amortization	0.7	1.0	1.7	0.0	1.7

EBITDA	(2.3)	1.1	(1.2)	0.0	(1.2)

2019:

Twelve Months Ended December 31, 2019 Millions of EUR	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
External revenues	113.3	23.9	137.2	0.0	137.2

Inter-segment revenues	0.0	2.1	2.1	(2.1)	0.0

Total revenues	113.3	26.0	139.3	(2.1)	137.2

Gross profit	12.0	(2.0)	10.0	0.0	10.0

Operating income (loss)	(4.7)	(6.3)	(11.0)	(0.0)	(11.0)

Depreciation and amortization	2.0	4.5	6.5	0.0	6.5

EBITDA	(2.7)	(1.8)	(4.5)	(0.0)	(4.5)

Three Months Ended December 31, 2019 Millions of EUR	Display Solutions	Sensor Technologies	Total segments	Consolidation adjustments	Consolidated Total
External revenues	29.7	6.3	36.0	0.0	36.0

Inter-segment revenues	0.0	0.7	0.7	(0.7)	0.0

Total revenues	29.7	7.0	36.7	(0.7)	36.0

Gross profit	0.8	1.7	2.5	0.0	2.5

Operating income (loss)	(2.7)	(0.3)	(3.0)	0.0	(3.0)

Depreciation and amortization	0.6	1.3	1.9	0.0	1.9

EBITDA	(2.1)	1.0	(1.1)	0.0	(1.1)